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                                                               Exhibit 99(a)(18)

                                                                   [RHI-LOGO]
                                                                 PRESS RELEASE

       RHI AG ANNOUNCES EXTENSION OF DUE DILIGENCE TERMINATION RIGHT
                        UNDER DIVESTITURE AGREEMENT

VIENNA, December 3, 1999 -- RHI AG (Vienna Stock Exchange: RHI) today announced that its agreement to divest certain of its refractory manufacturing assets has been amended to provide the purchaser the right to terminate the agreement on or before 5:00 p.m., Eastern Standard Time, on December 3, 1999 based on the results of its due diligence review. The divestiture is being made in connection with the previously announced $13.00 per share cash tender offer by RHI's subsidiary, Heat Acquisition Corp., for all of the outstanding shares of common stock of Global Industrial Technologies, Inc. (NYSE: GIX), which will expire at 9:00 a.m., New York City time, on Friday, December 10, 1999, unless extended.

As previously announced, RHI has entered into an agreement to complete the divestiture specified by the Federal Trade Commission (FTC) as necessary to comply with FTC requirements for antitrust clearance. The divestiture is subject to the satisfaction or waiver of certain conditions, including a financing condition. While RHI believes that the terms and conditions of the divestiture should satisfy the FTC's requirements, there can be no assurance that the FTC will consent to the terms of the divestiture or that RHI will be successful in completing the divestiture or the timing or the terms thereof.

The tender offer remains conditioned upon, among other things, the tender of at least a majority of the shares of Global's common stock outstanding on a fully-diluted basis and the expiration of any applicable waiting period under the Hart-Scott-Rodino Act.

As of December 2, 1999, approximately 19,519,340 shares of common stock of Global had been tendered and not withdrawn pursuant to the tender offer. This constitutes approximately 78.7% of Global's outstanding shares as of the commencement of the tender offer.

RHI is a global operator in the refractories, engineering, insulating and waterproofing sectors, with over 10,000 employees at more than 50 locations spanning all five continents. With VRD, RHI is the world market leader for refractories and a vital partner to all industries whose activities require high temperature production processes. RHI's customers include the steel, cement, glass and nonferrous metal industries. In 1998 RHI reported earnings before tax of US $68.0 million on sales of US $1.6 billion.

Forward-looking statements in this press release involve risks and uncertainties that could cause actual results to differ from those contemplated. Factors that could cause those differences include the terms and availability of financing, actions by other persons, legal and regulatory requirements and other factors.


                      FOR FURTHER QUESTIONS PLEASE CONTACT:
                             RHI AG / Peter Hofmann
               Phone (+43) (1) 50213-123 / Fax (+43) (1) 50213-130
                        e-mail: PETER.HOFMANN@RHI-AG.COM